DANIEL W. HOUSER Vice President, Chief Financial Officer & Treasurer	Direct Phone: (386) 947-6832 Fax: (386) 947- 6684

March 19, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:       Comment Letter Dated March 5, 2008
            International Speedway Corporation
            Form 10-K for the fiscal year ended November 30, 2007
            Filed January 29, 2008
            File No. 000-02384

Commissioners and Staff:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the staff's comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms "we," "our," "Company," and "ISC" shall mean International Speedway Corporation and its consolidated subsidiaries.

Responses to Comments and Requests for Supplemental Information.

1.                  We will revise future filings to reflect the correct SEC mailing address of 100 F Street NE.

2.                  We will revise disclosures in future filings to include all revenue streams in our summary of significant accounting policies, to the extent significant.  Additionally, we will address compliance with SAB 104 for each type of revenue earned as well as compliance with EITF 00-21, to the extent applicable.

3.                  As noted in the financial statements of the equity investee (exhibit 99, Motorsports Authentics, LLC) submitted with the filing of the 10-K, an impairment charge was recorded in the fourth quarter by the investee.  International Speedway Corporation recorded its 50% ownership portion of the investee's impairment charge of $69.5 million in the fourth quarter period in the Equity in Net Loss from Equity Investments in its financial statements.  We considered other impairment factors, including the losses incurred at the investee and concluded the loss in value of the investment was not an "other-than-temporary" decline and the equity investment as of November 30, 2007 approximated net realizable value.

We will include the following disclosure in Note 1 to our audited consolidated financial statements, Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, in future filings:

The Company's equity investments are evaluated for potential declines in their estimated fair value below carrying value.  When, in the opinion of management, such declines below carrying value are considered to be "other-than-temporary", such equity investments are written-down to their estimated fair value and the amount written-down is recorded in earnings.

We will include the following disclosure in Note 6 to our audited consolidated financial statements, Equity Investments, relating to fiscal 2007 activity in future filings:

Our Equity in Net Loss From Equity Investments for the fiscal year ended November 30, 2007, includes a net loss of $57.0 million, or $1.04 per diluted share, representing the Company's portion of the results from its 50.0 percent indirect interest in Motorsports Authentics' loss from operations, which includes the write-down of certain inventory and related assets and an impairment of goodwill, certain intangibles and other long-lived assets.  The Company's equity investment as of November 30, 2007 represents the estimated net realizable value.

4.                  In connection with responding to your comments, the Company acknowledges that:

    it is responsible for the adequacy and accuracy of the disclosure in the filing;
    staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and
    it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

As noted above we will revise the disclosures provided in our future filings.  We have attempted to respond fully and completely to each of your comments and requests for supplemental information.  If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Daniel W. Houser

Daniel W. Houser